# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hippo Holdings Inc., CIK 0001828105
CUSIP: 433539103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One Almaden Blvd., Suite 400, San Jose, California (CA), 95113
Date of event which requires filing of this statement: 07/01/2025
Filed by CIK 0000920760
Persons authorized to receive notices and communications: Mark Sustana, Lennar Corporation, 5505 Waterford District Drive, Miami, Florida (FL), 33126, (305) 559-4000

## Reporting persons
- Lennar Corporation (CIK 0000920760): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,476,418; sole dispositive power 0; shared dispositive power 2,476,418; aggregate amount beneficially owned 2,476,418 (9.9% of the class)
- Len X, LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Florida (FL); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,476,418; sole dispositive power 0; shared dispositive power 2,476,418; aggregate amount beneficially owned 2,476,418 (9.9% of the class)
- LEN FW Investor, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,492,888; sole dispositive power 0; shared dispositive power 2,476,418; aggregate amount beneficially owned 2,492,888 (9.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Hippo Holdings Inc.
Address of issuer's principal executive offices: One Almaden Blvd., Suite 400, San Jose, California (CA), 95113
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on August 9, 2021, as amended by Amendment No. 1 filed on April 12, 2022 and Amendment No. 2 filed on August 19, 2022 (collectively, the "Schedule 13D") relating to the common stock, par value $0.0001 per share (the "Common Stock"), of Hippo Holdings Inc. (the "Issuer"), a Delaware corporation. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

## Item 2. Identity and Background
Residence or business address:
Item 2(b) of the Schedule 13D is hereby amended and restated as follows:

The principal business address of each of the Reporting Persons is 5505 Waterford District Drive, Miami, FL 33126.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

As of the date of this Amendment, one of the Reporting Persons owns 2,476,418 shares of the Issuer's Common Stock, constituting approximately 9.9% of the Issuer's outstanding Common Stock.

In addition, that Reporting Person holds an irrevocable proxy to vote 16,470 shares of the Issuer's Common Stock. Those shares, together with the shares owned by the Reporting Person, constitute approximately 9.9% of the outstanding Common Stock. Because that Reporting Person has agreed not to participate in a vote or consent, or make a decision, with regard to more than 9.99% of the voting interests in the Issuer, the Reporting Persons deny that any of them is the beneficial owner of shares that are subject to the irrevocable proxy to the extent they would increase a Reporting Person's voting interest above 9.99%.

Such percentage was calculated based on 25,528,641 outstanding shares of Common Stock as of June 11, 2025, as provided by the Issuer, reduced by the number of shares of Common Stock repurchased under the Repurchased Agreement (as defined below).
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and restated as follows:

Except as described in Item 6 below, no Reporting Person has effected any transaction in the Issuer's Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended to include the following:

On June 11, 2025, Len FW entered into a Share Repurchase Agreement (the "Repurchase Agreement") with the Issuer, pursuant to which the Issuer agreed to repurchase 514,309 shares of the Issuer's Common Stock from Len FW in a privately negotiated transaction at a purchase price of $28.17 per share, for an aggregate purchase price of approximately $14.5 million. The closing under the Repurchase Agreement occurred on July 1, 2025. The repurchase of the shares pursuant to the Repurchase Agreement was made under the Issuer's existing share repurchase program. The foregoing description of the Repurchase Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Repurchase Agreement, a copy of which is attached as Exhibit 99.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on June 16, 2025 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - Share Repurchase Agreement, dated as of June 11, 2025, by and between Hippo Holdings Inc. and LEN FW Investor, LLC (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K filed on June 16, 2025).

## Signatures
- Lennar Corporation: /s/ Mark Sustana, Mark Sustana, Vice President, General Counsel and Secretary (07/03/2025)
- Len X, LLC: /s/ Mark Sustana, Mark Sustana, Vice President (07/03/2025)
- LEN FW Investor, LLC: /s/ Mark Sustana, Mark Sustana, Vice President (07/03/2025)